Filed Pursuant to Rule 433

Registration No. 333-258382

The Timken Company

$350,000,000

4.125% Senior Notes due 2032

Final Term Sheet

March 22, 2022

Issuer:	The Timken Company (NYSE: TKR)
Title of Security:	4.125% Senior Notes due 2032 (the “Notes”)
Principal Amount:	$350,000,000
Expected Ratings*:	Baa2 / BBB- / BBB- (Outlook: Stable / Stable / Stable) (Moody’s / S&P / Fitch)
Trade Date:	March 22, 2022
Settlement Date (T+4)**:	March 28, 2022
Maturity Date:	April 1, 2032
Minimum Denomination / Multiples:	$2,000 / $1,000
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2022 (long first interest period)

Change of Control Offer to Repurchase:	If issuer is subject to a Change of Control Triggering Event, at 101% of principal, plus accrued and unpaid interest.

Optional Redemption:

Prior to January 1, 2032 (the “Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 30 bps less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Treasury Benchmark:	1.875% UST due February 15, 2032
Treasury Yield:	2.377%
Spread to Benchmark:	195 bps

Reoffer Yield:	4.327%
Coupon:	4.125%
Issue Price:	98.373% of face amount
Day Count:	30 / 360
Proceeds, before Expenses and Discounts:	$344,305,500
CUSIP:	887389 AL8
ISIN:	US887389AL89
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Senior Co-Managers:	Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC Standard Chartered Bank

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or any date prior to two business days before delivery of the notes will be required, by virtue of the fact that the Notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request these documents by contacting Timken’s Investor Relations team at 234-262-2310 or neil.frohnapple@timken.com.

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